REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three and nine months ended September 30, 2019

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

As at	Notes	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		$329,771	$2,418,521
Sales taxes recoverable		8,286	49,504
Prepaid expenses and deposits		241,645	510,741
Contract asset	6	25,261	25,261
		604,963	3,004,027
Non-current assets
Contract Asset	6	196,291	215,237
Equipment	5	6,541	8,167
Total assets		$807,795	$3,227,431

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9, 10	$537,133	$1,277,642
Loan from director	9, 10	153,108	-
Contract liability	6	252,609	252,609
Preference shares	7	415,998	-
		1,358,848	1,530,251
Non-current liabilities
Contract liability	6	1,962,906	2,152,363
Total liabilities		3,321,754	3,682,614
Shareholders’ deficiency
Common shares	8	29,003,179	28,745,992
Contributed surplus	8	4,384,197	4,357,922
Accumulated deficit		(35,901,335)	(33,559,097)
Total shareholders’ deficiency		(2,513,959)	(455,183)
Total liabilities and shareholders’ deficiency		$807,795	$3,227,431

Continuance of Operations	2(a)
Commitments and Contingencies	11
Events after the reporting date	14

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2019	2018	2019	2018

Revenue
Licensing fees (Note 6)	$63,152	$-	$189,457	$-

Expenses
Research and development (Note 9)	387,281	150,301	1,853,581	454,084
General and administrative (Note 9)	237,460	617,571	756,145	1,390,462
Loss before other items	(561,589)	(767,872)	(2,420,269)	(1,844,546)
Other items:
Foreign exchange gain (loss)	(14,444)	2,755	(14,337)	(12,381)
Gain on debt settlement (Note 8 (b)i)	-	-	92,368	-
Interest income	-	37	-	37

Net and comprehensive loss	$(576,033)	$(765,080)	$(2,342,238)	$(1,856,890)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.08)	$(0.09)

Weighted average shares outstanding	27,536,433	21,442,649	27,462,891	21,442,629

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the Nine months ended
(Stated in Canadian Dollars)
(Unaudited)

	September 30, 2019	September 30, 2018

Operating activities
Net loss	$(2,342,238)	$(1,856,890)
Add items not involving cash:
Amortization of contract asset	18,946	2,257
Revenue from contract liability (Note 6)	(189,457)	-
Depreciation (Note 5)	1,626	-
Gain on debt settlement (Note 6 & 7 (b) i)	(92,368)	-
Stock-based compensation (Note 8 (e))	26,275	310,426

Changes in non-cash working capital balances:
Sales taxes recoverable	41,218	33,936
Prepaid expenses and deposits	269,096	220,198
Accounts payable and accrued liabilities	(237,846)	817,445
Net cash used in operating activities	(2,504,748)	(472,628)

Financing activities
Issuance of preference shares	415,998	-
Net cash provided by financing activities	415,998	-

Decrease in cash and cash equivalents during the period	(2,088,750)	(472,628)

Cash and cash equivalents, beginning of the period	2,418,521	497,093

Cash and cash equivalents, end of the period	$329,771	$24,465

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30 2019 and 2018
(Stated in Canadian Dollars)
(Unaudited)

	Common		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2019	26,800,529	$28,745,992	$4,357,922	(33,559,097)	$(455,183)
Common shares issued for debt (Note 8(b)(i))	735,904	257,187	-	-	257,187
Stock-based compensation – Note 8 (e)	-	-	26,275	-	26,275
Net loss for the period	-	-	-	(2,342,238)	(2,342,238)
Balance, September 30, 2019	27,536,433	$29,003,179	$4,384,197	(35,901,335)	$(2,513,959)

	Common		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Net loss for the period	-	-	-	(1,856,890)	(1,856,890)
Stock-based compensation – Note 8 (e)	-	-	310,426	-	310,426
Balance, September 30, 2018	21,442,629	$26,182,073	$4,598,373	$(32,646,907)	$(1,866,461)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 900 – 570 Granville Street, Vancouver, BC, V6C 3P1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the nine-month period ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2018 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2018 annual financial statements, except as disclosed in Note 4. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 27, 2019.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2019, the Company is in the research stage, has accumulated losses of $35,901,335 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $2,342,238 during the nine month period ended September 30, 2019. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Continuance of Operations - continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(e).

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgement is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

3.	Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Preference Shares

Replicel Life Sciences Inc. makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued.

4.	Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

IFRS 16 Leases

The new standard replaces IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment that is similar to finance leases under IAS 17 Leases. Management believes that certain IFRS 16 exemptions for leases of very low value or short-term leases will be applicable. The new standard will generally result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 is in effect for annual periods beginning on January 1, 2019.

The Company has reviewed the impact that this standard is expected to have on its consolidated interim financial statements and were not able to identify any explicitly or implicitly identified contractual arrangement that is subject to the new IFRS 16 Lease standard. Hence, there is not expected to be any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 23 Uncertainly Over Income Tax Treatments

This new standard, also to be effective for annual report periods beginning on or after January 1, 2019, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, addressing four specific issues:

•	Whether an entity considers uncertain tax treatments separately;
•	The assumptions an entity should make about the examination of tax treatments by taxation authorities;
•	How an entity determines taxable profit or loss, taxes bases, unused tax losses, unused tax credits and tax rates; and
•	How an entity considers changes in facts and circumstances.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations - continued

The Company has reviewed the standard and believes that this does not have an impact on the Company’s condensed consolidated interim financial statements due to its taxable loss position.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At January 1, 2019	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At September 30, 2019	14,249	$41,751	$56,000
Depreciation: At January 1, 2019	11,433	36,400	47,833
Depreciation for the period	422	1,204	1,626
At September 30, 2019	11,855	37,604	49,459
Net book value at September 30, 2019	$2,394	$4,147	$6,541

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2018	14,249	41,751	56,000
Depreciation: At December 31, 2017	10,729	34,106	44,835
Depreciation	704	2,294	2,998
At December 31, 2018	11,433	36,400	47,833
Net book value at December 31, 2018	$2,816	$5,351	$8,167

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

6.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed the definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the “Transaction”).

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”).

As part of the deal, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next four years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

As part of the Transaction, the Company granted YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.  At the date of these financial statements, no such Chinese patents have been assigned to YOFOTO.

On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares.  In association with the YOFOTO deal, the Company agreed to pay success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which is $2,563,919. The remaining $2,526,086 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement. No value was allocated to the put option.

Contract Liability

The Company amortizes and recognizes the License Fee revenue earned under the Agreement over a period of 10 years which according to the Agreement represents the time the Licensee will have to complete the technology transfer and to obtain regulatory approval from local authorities.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

6.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd. – continued

Contract Asset

The finders/success fees paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset and as a share issuance cost.

The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants.  The finders/success fee was allocated based on the relative fair values of these three items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.

7.	Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized Offering terms are as follows and carry certain rights and restrictions, which include:

•	a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
•
the right of the Class A Shareholder to convert the paid up amount of each Class A Share, from time-to-time, into shares of the Company (each, a “Share”) at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price that is equal to the greater of: (i) $0.33; and (ii) the Market Price (as defined in the policies of the TSX Venture Exchange (“TSXV”)) at the date of such conversion;

•	voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
•	a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.

Subject to the earlier conversion by Class A shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the “Required Redemption Date”) redeem all of the Class A Shares at a price (the “Redemption Price”) of:

(i)	$0.468 per Class A Share for the period from the date of issuance (the “Issue Date”) to the date that is the first anniversary of the Issue Date;
(ii)	$0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date;
(iii)	$0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date;
(iv)	$0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and
(v)	$0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date.

On the Required Redemption Date, the Company must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

7.	Preference shares - continued

Management determined that due to the fact that the Class A preference shares required management to redeem all of the Class A preference shares on or before the Required Redemption Date, the preference shares contained a liability element.  Management estimated that the fair value of the liability component of the preference shares was equal to the proceeds received as the equity component (comprised of the preferred shareholder’s right to convert the preferred shares into common shares) had nominal value at issuance date.

The Company paid $19,652 cash finder’s fees to one finder.

8.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)   Issued and Outstanding:

During the nine-month period ended September 30, 2019:

i)
The Company announced on January 17, 2019 a debt settlement in the amount of $349,555 owed by the Company to certain creditors (“Creditors”) by the issuance of 735,904 common shares (each, a “Share”) of the Company at a price of $0.475 per Share. The Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $92,368.

c)   Stock Option Plans:

(i)
On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital - continued

d)   Fair value of Company Options Issued

There were no stock options granted during the nine-month period ended September 30, 2019.

On July 31 and August 1, 2018, the Company granted 1,060,000 and 50,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company’s Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 shall vest immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.

Options Issued to Employees
The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees
Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)   Stock-based Compensation

The Company recognized a fair value of $26,275 (2018: $310,426), as stock based compensation expense for stock options granted in 2018 under the Company Stock Option Plan and the Founders Stock Option Agreements for the nine month ended September 30, 2019 and 2018.
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine months ended September 30, 2019 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Granted	-	-
Cancelled	(250,000)	0.91
Outstanding, September 30, 2019	1,830,000	$0.77
Exercisable, September 30, 2019	1,730,000	$0.79

As at September 30, 2019, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.13 years.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital – continued

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the year ended December 31, 2018 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2018	1,400,000	$2.04
Granted	1,110,000	0.43
Cancelled	(430,000)	0.69
Outstanding, December 31, 2018	2,080,000	$0.79
Exercisable, December 31, 2018	1,905,000	$0.82

As at December 31, 2018, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.77 years.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	September 30, 2019	December 31, 2018
Risk fee rate	-	2.19%
Expected life (years)	-	5
Volatility	-	104%
Expected Dividend	-	$-
Expected forfeiture rate	-	0%
Exercise price	-	$0.43
Grant date fair value	-	$0.33

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

8.	Share Capital – continued

f)   Warrants

The number of warrants outstanding at September 30, 2019 and 2018, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
October 9, 2018	1,071,580	$0.95	October 9, 2020
Outstanding, September 30, 2019 and December 31, 2018	3,793,184	$ 1.70

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2017	12,748,898	$1.50
Expired	(111,362)	0.45
Outstanding, March 31, 2018	12,637,536	$1.50
Issued	1,071,580	0.95
Expired	(9,915,932)	0.83
Outstanding, September 30, 2018 and December 31, 2018	3,793,184	$1.70
Expired	-	-
Outstanding, September 30, 2019	3,793,184	$1.70

 The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	September 30, 2019	December 31, 2018
Risk fee rate	-	2.31%
Expected life (years)	-	2
Volatility	-	104%
Expected Dividend	-	$-
Expected forfeiture rate	-	0%
Exercise price	-	$0.95
Grant date fair value	-	$0.45

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

9.      Related Party Transactions

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30, 2019	December 31, 2018
Companies controlled by directors of the Company (a)	$25,208	$214,361
Directors or officers of the Company (a)	80,500	512,140
Loan from director (b)	153,108	-
	$258,816	$726,501

(a)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(b)
On August 2, 2019, the Company approved a loan from a director of the Company in the sum of $115,000 USD ($153,108 CAD) (“the Loan”) which was repayable in 30 days either by cash or shares.  If the Company chooses to repay the Loan by way of shares, the share cost will be calculated by using the Loan amount divided by the closing price of the Company’s common at the time of the debt conversion.  If the Company chooses to pay the Loan amount in cash, the Company will return the amount in full by September 30, 2019 plus interest accrued at a 12% per annum interest rate.  The loan was fully paid by way of shares issued on October 29, 2019 as part of a shares for debt settlement (see note 14).

Of the $349,555 debt settlement disclosed in note 8 b i) $277,719 was owed to directors or officers of the Company and were settled during the nine month period ended September 30, 2019.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Nine months ended
	30-Sept-19	30-Sept-18	30-Sept-19	30-Sept-18
Research and development	$62,498	$30,000	$127,364	$90,000
General and administration	-	9,000	-	27,000
	$62,498	$39,000	$127,364	$117,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

9.	Related Party Transactions
Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Nine months ended
	30-Sept-19	30-Sept-18	30-Sept-19	30-Sept-18
General and administrative – salaries and contracts	$84,000	$60,000	$252,000	$180,000
Directors' fees	11,500	11,250	53,500	33,750
Stock-based compensation	7,818	281,500	26,275	281,500
	$103,318	$352,750	$331,775	$495,250

10.   Financial Instruments and Risk Management

As at September 30, 2019, the Company’s financial instruments are comprised of cash, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At September 30, 2019, the Company held US dollar cash balances of $41,055 (US$33,689). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$4,106 (US$3,369) on the cash balance held September 30, 2019.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

10.	Financial Instruments and Risk Management – continued

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at September 30, 2019:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$690,241	$690,241

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

There were no changes to the Company’s fair value measurement levels during the period ended September 30, 2019 (2018: no change). The Company does not have any level 3 fair value measurements (2018: none).

11.	Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

12.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2019
(Stated in Canadian Dollars)
(Unaudited)

12.	Capital Management - continued

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders’ equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the nine-month period ended September 30, 2019.

13.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

14.	Events after the Reporting Date

Subsequent to the nine months ended September 30, 2019, the Company received approval from the TSX Venture Exchange and completed a settlement of debt in the amount of $210,370 owed by the Company to certain directors of the Company, by the issuance of 751,318 common shares of the Company at a price of $0.28 per Share. The shares were issued on October 29, 2019 and are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.